AMIRA

Investor Presentation

March 2019


AMIRA PROFESSIONAL
SUPERIOR AROMATIC
AMIRA® Pure
Banquet Basmati Rice
AMIRA PROFESSIONAL
LONG GRAIN
AMIRA
PURE BASMATI
AMIRA
BANQUET BASMATI RICE
AMIRA
EASY COOK LONG GRAIN RICE
AMIRA
SUPERIOR AROMATIC
Net Wt. 10 kg
AMIRA
PURE BASMATI
Net Wt. 10 kg
PASHMINA
Fusion Rice
From the house of AMIRA
AMIRA
BROWN BASMATI RICE
AMIRA
INDIAN BASMATI

Forward Looking Statement

This presentation contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements are based on our current expectations and assumptions relating to our financial condition, results of operations, plans, objectives, future performance and business. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plan to make significant capital expenditure, and other statements of management's beliefs, intentions or goals. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "foresee", "forecast", "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control), and assumptions, some of which are described under "Risk Factors" in our Annual Reports on Form 20-F Add in "for the fiscal year ended March 31, 2018 filed on October 16, 2018 and our other filings made with the Securities and Exchange Commission. filed with the Securities and Exchange Commission. You should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward looking statements as predictions of future events. We undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events, or otherwise.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation, except as required by law. This presentation is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Market and Industry Data

This presentation contains estimates and projections regarding market and industry data (including competitive position) that were obtained from internal company surveys as well as third-party sources such as market research, consultant surveys, publicly available information, and industry publications and surveys. Third party industry publications, studies, and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but there is no guarantee of the accuracy or completeness of such data. While the Company reasonably believes that each of these publications, studies, and surveys has been prepared by a reputable source, neither the Company, nor any connected persons of the Company, or their respective agents, employees, or advisers has independently verified the data contained therein. Market and industry data are subject to change due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey, interpretation or presentation of market and industry data, and management's estimates and projections. In addition, projections are often wrong. As a result, you should be aware that market and industry data set forth herein, and estimates, projections and beliefs are (i) based on such data and (ii) relating to certain financial and performance metrics presented herein, may not be reliable. We have not independently verified any of the data from third-party sources or ascertained the underlying economic assumptions relied upon therein; accordingly we cannot guarantee the accuracy or completeness of any such data. Similarly, internal surveys, which we believe to be reliable, are based upon management's knowledge of the industry as of the date of such surveys and have not been verified by any independent sources and are subject to change. As a result, we cannot guarantee the accuracy or completeness of any such information and you should not place undue reliance on such information when making an investment decision.

By accepting this document you agree to accept the terms set out above and to be bound by the foregoing limitations. All subsequent written and oral forward looking statements concerning the proposed transaction or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements referenced above.

Company Summary & Recent Developments

Company Summary

- NYSE listed internationally-focused packaged food company in the high growth Basmati rice category
  - Global marketer & distributor of specialty rice and other related food
  - Global sourcing and distribution capabilities
  - Third party and owned brands
- 2013 to 2018 Revenue averaged ~$475mn
  - ~60% of revenue derived from international markets (outside India)
- Given certain economic factors in India and the success of the brand globally, the company is in the process of:
  - Restructuring to focus mainly on its international business
  - Evaluating its capital structure and attracting new financing sources
  - Westernizing its corporate, legal and accounting functions

Recent Developments:

- Appointment of Thomas Dennhardt to CEO of Amira Basmati Rice GmbH (German subsidiary)
- Board appointment of Hervé Larren, bringing experience in building brands internationally
- EUR25mn Debt raise at 8.5% interest rate (due December 2023)
- Reduced ownership of India subsidiary to 49.8%
- Engagement of the following US based advisors:
  - Legal Counsel - Graubard Miller
  - Corporate Advisory - Petrina Advisors, Inc.


AMIRA
AMIRA
AMIRA
AMIRA

We Believe in Providing Global Access to High Quality Basmati & Long Grain Rice

Amira is a family of high quality basmati rice and other rice specialty products.
Our team is dedicated to providing the world access to nutritional Basmati rice.


AMIRA
PASHMINA
AMIRA
Pure
AMIRA
AMIRA



"Internationally-focused packaged food company in the high growth Basmati rice category"

A Rich Heritage with Over 100 Year Legacy & Awards

1915 agro-commodity trading house by Chanana family



1978 established international business

1995 India's first fully integrated/automated rice milling factory





2006 Karan A. Chanana initiates transformation to a global business

2008 Launch of the AMIRA brand

2009 Launch US Subsidiary & international marketing/distribution

2011 Launch UK subsidiary

NYSE

2012 IPO of Amira Nature Foods Ltd.

2014 Acquired Basmati Rice GmbH in Germany to strengthen European distribution



2015 100-year centennial Distribution wins: Publix, Shaw's Supermarkets, Gelson's Markets, Safeway, Albertsons, Harmons Grocery, Murphy's Markets, Whole Foods & SPD Markets

2016 Distribution wins: Cost Plus World & MAN Consumer (for U.A.E.)

2019 EUR25MN Debt Raise, Corporate Restructuring

- **The Company has received numerous accolades:**
  - Multiple times since 2010, **Amira** has been recognised by the World Economic Forum as a **"Global Growth Company"**, an invitation-only community consisting of ~300 of the world's fastest-growing corporations
  - Named **Amira one of "Asia's Most Promising Brands"** by World Consulting & Research Corporation
  - Voted **"INDIAN POWERBRAND"** in the Food Category by Planman Marcom in 2011 and 2013
  - Named **Best Partner in the "Staples" category** in 2013 at the Bharti Walmart Private Limited Annual Supplier Conference
  - Recognized the **Amira** Brand as **"The Admired Brand of India"** in 2014–2015 by the VWP World Brand
  - Featured **Amira** as **one of India's fastest growing mid-sized companies** in 2010, 2011, 2012 and 2013 by Inc. India
  - Asian Business Award - Food & Drink Business Award 2017
  - iTQi Superior Taste Award (ATRY Basmati Naturreis & ATRY Wildreis)
  - EUR25mn Debt raise at 8.5% interest rate (due December 2023)
  - Reduced ownership of India subsidiary to 49.8%

Company Overview

Global marketer & distributor of specialty rice and other related food:

- Headquartered in Dubai, UAE
- Sales & marketing functions in Germany, UAE, UK, and the USA

Global sourcing and distribution capabilities and owned brands

- Global distribution platform capable of reaching out to a diverse base of customers

Product portfolio

- Majority of sales are of Basmati rice from third party brands (white label)
- The remainder of sales are from Amira owned brands and
- Institutional business, which consists of opportunistic sales of agricultural products: and
- Additional sales from growing line of related products including:
  - edible oils
  - organic rice product offerings


AMIRA
AMIRA
AMIRA
AMIRA
AMIRA
AMIRA

Broad Portfolio and Price Points Appeal to a Wide Customer Base

Tailored Product Offering for Various Consumer Segments Across Products and Price Points


Gourmet
Avg Selling Price: $4.99/lb
Premium
Avg Selling Price: $3.25–$4.57/lb
Mainstream
Avg Selling Price: $0.90/lb
Popularly Priced Products
Avg Selling Price: $0.84/lb

Globally Diversified with Wide Customer Base

Presence Across Five Continents[1]


Kaiser's, Germany
Waitrose, London
Middle East
Costco, United States

Diverse Customer Base

Top Customers at IPO (2012)


Top 5 Customers 47%
Rest of Customers 53%

Top Customers FY2018


Top 5 Customers 37%
Rest of Customers 63%

(1) Information obtained from the Group's distribution channel

Product Highlights

Rice's Key Attributes:

- Rice is the primary staple for >50% of the world's population[1]
- Provides >20% of the global caloric intake[2]
- Represents 30% of caloric consumption in Asia[2]
- Defensive and non-cyclical with steady growth
- Improves with age and has an extremely long shelf life (up to 5+ years) if stored properly
- The global rice market is estimated at c.$275bn[3] and has grown at ~2% volume CAGR over the 2008–2018 period[4]

Basmati Rice's Key Attributes:

- Premium, aromatic long-grain rice grown in the northern region of India in the foothills of the Himalayas
- Regarded as healthy (hypoallergenic and gluten free), with a lower glycemic index than white rice
- Considered a premium food product:
  - it improves with age and is typically stored for as much as 12+ months
- Basmati rice market has seen over 10% CAGR volume growth in India and internationally[5]
- Of the estimated $6.9bn[6] Indian Basmati rice market, ~70% is sold internationally and ~30% is sold in India[2]





1. *Source: IRRI, USDA*
2. *Jefferies report dated 21 September 2016*
3. *Horizon Research report dated 25 July 2012*
4. *FAO Publication dated November 2018*
5. *Crisil Report*
6. *Percentages represent global market share in packaged rice by value*

Rice is a $275bn Global Staple Category with Favorable Market Conditions

Large Industry with Steady Growth



Global Rice Consumption
Metric tonnes (mm)
550
500
450
400
350
2008–2018 CAGR: ~2.0%
406
412
418
425
436
435
443
456
466
476
479
491
503
510
513
519
526
2005
2007
2009
2011
2013
2015
2017
2019
2021

Source: Business Monitor International research, as of Jan 2017 and FAO Publication dated November 2018

- Global rice consumption is growing, estimated to reach c.483 million metric tonnes in 2017[4]
- The global rice market is estimated at **c.$275bn**[5] and has grown at c. **2% volume CAGR** over the 2008 – 2018 period

Packaged Rice Industry Dynamics [1] [2]

Packaged Rice Brand Ownership[3]



Other Brands 87.3%
Top Ten Brands [2] 12.7%

- Highly fragmented industry, limited concentration of brand ownership on global and regional / country basis

Packaged Rice Consumption by Geographic Region[3]

Asia Pacific	59.3%
Middle East and Africa	15.6%
Latin America	12.3%
North America	5.5%
Western Europe	5.0%
Eastern Europe	1.8%
Australasia	0.4%

- Highly diversified market sub-segments driven by factors such as varied taste and preferences, rice varieties / quality and income levels across the world

Note: Represent modern trade channels only.

1. *$64 billion size of segment reported by Euromonitor refers only to channels tracked by the data provider and results in underestimating the overall market size*
2. *Percentages represent global market share in packaged rice by value*
3. *Euromonitor as of January 2017 – represents global market share in 2016 packaged rice by value*
4. *Business Monitor International research, as of Jan 2017*
5. *Horizon Research report dated 25 July 2012*

Basmati is a Highly Attractive Segment of the Overall Rice Category

Basmati is a Value-Add, High Growth Variant of Rice

International Volumes of India Basmati Rice[1]


Metric tonnes (mm)
4.5
3.0
1.5
0.0
2007 – 2016 CAGR: 16.7%
1.0
1.2
1.6
2.0
2.4
3.2
3.5
3.8
3.7
4.0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

- **Amira is a global leader in Indian Basmati rice market**
  - +$414mn of sales in FY2018 in the $6.9bn Indian Basmati rice market[2]
- **Basmati market has seen steady volume growth in India and internationally**
  - Of the estimated $6.9bn[2] Indian Basmati rice market, ~70% is sold internationally and ~30% is sold in India[3]

Basmati's Premium Pricing


(Amira Price Realization)
($/MT)
1,500
1,250
1,000
750
500
250
0
1,076
1,191
1,036
1,162
1,328
1,402
1,216
1,057
1,392
417
452
489
459
505
542
487
406
436
FY10
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
Specialty Rice per MT
Basmati Rice per MT

- **Basmati's superior quality commands a premium price**
  - Often 2–3 times the price of other variants of rice
- Basmati pricing has started recovery in early FY18 from 2015/2016 trough levels
- Fragmented supply chain, is challenging for Western companies to consistently source large quantities of Basmati rice
- Top 5 players in control of less than 30% of category [3]

India Basmati rice is a ~$6.9bn[2] subcategory of the ~$50bn[3] Indian rice market, of which ~70% is sold internationally and ~30% is sold in India

Source: Company materials, Food and Agricultural Organization report, USDA, ICRA Limited (March 2016)

1. Market size from CRISIL – Indian headquartered global analytical & advisory company.
2. Business Monitor International 2016
3. Jefferies report dated 21 September 2016

Highly Experienced Management Team

Our Management team has transformed Amira from a local, family-owned business into a global NYSE listed company

Overview of Key Management & Board

	Name	Position	Years of Relevant Experience	Experience
Key Management	**Karan A. Chanana**	Chairman	20+	AMIRA
Key Management	**Varun Sethi**	Chief Financial Officer	14+	AMIRA, EY, Grant Thornton, protiviti
Key Management	**Thomas Dennhardt**	CEO of German Subsidiary, Amira Basmati Rice GmbH	20+	LIDL
Key Management	**Rajesh Arora**	Managing Director, Amira India	25+	AMIRA
Key Management	**Alireza Yazdi**	President, Amira I Grand Foods Inc., USA	20+	AMIRA, KUSHA, INC
Board	**Mohit Malik**	Independent Director	35+	President Gurgaon Chambers of Industry and Commerce, Law practitioner
Board	**Herve Larren**	Independent Director	25+	LVMH, Pernod Ricard
Board	**Harash Pal Sethi**	Independent Director	40+	JKS RESTAURANTS, Cornelius Barton & Co.

FINANCIAL REVIEW

Company Overview

$413.9 million Sales for FY2018

FY2018 Sales by Brand


Institutional
8.0%
Amira
Branded
41.9%
Third Party
Branded
45.8%

FY2018 Sales by Product


Other
17%
Specialty Rice
15%
Basmati Rice
68%

FY2018 Sales by Region*


Asia Pacific
1%
North America
5%
India
34.7%
EMEA
52.9%

Capitalization Table & Summary Balance Sheet

Capitalization table & Ownership info:

- Chairman and CEO, Karan A. Chanana retains a large equity stake and has continued to make investments in the Company since the IPO
- Over 5,100 round lot holders, as of January 2019

Common Stock	Shares	Own%
Karan A. Chanana, Chairman (1)	21,700,809	53.3%
Harash Pal Sethi, Director	123,563	0.3%
Public Shareholders	18,872,984	46.4%
Total	40,697,356	100.0%
Options Summary:	Amount	Price
Karan A. Chanana, Chairman	1,465,183	$10.00

Balance Sheet (FYE 3/31/18):

- Below breaks out the India subsidiary, which will no longer be consolidated, due to the Company currently owning 49.8%
- ANFI Listco below includes recent EUR25mn debt raise by European subsidiary

	ANFI	India
Current Assets	Listco	Subs.
Cash	22.8	
Inventory		161.3
Receivable	30.0	228.3
Investment in Uncons.	56.1	(56.1)
Others Current Assets	2.0	70.7
Fixed Assets	0.3	20.3
Total Assets	**111.1**	**424.5**
Short term debt	20.0	230.2
Other Current Liabilities	20.0	
Long term debt	28.5	
Other non-Current Liabilities		1.0
Minority Interest		-
Shareholders Equity	42.6	193.3
Total Liabilities & Equity	**111.1**	**424.5**

(1) As of January 2019 and Does not include 7,005,434 shares issuable under share exchange agreement* for exchange of Non Controlling Interest in Amira India held by Mr. Karan Chanana and Does not include 1,465,183 Options held by Mr. Karan Chanana, which have an exercise price of $10.00 per share.

Strategy Using Multiple Levers for Profitable Growth

ANFI believes it can be a $200mn-$300mn international business over the next three years

AMIRA

Multiple Levers of Profitable Growth

1. **Focus on International Expansion**
2. **Westernize Leadership Team**
3. **Improve Capital Structure**
4. **Third Party Branded Products**
5. **Opportunistic Acquisitions**

ANFI Valuation and Comps

Amira trades at a more than ~60% discount to its peers across all relevant metrics[1]

Company Name	Share Price	Market Value	Enterprise Value	Ent. Val./ EBITDA 2019	Ent. Val./ Revenue 2019	P/E 2019
Small/Mid-Cap Packaged Foods						
Hormel Foods (HRL)	$42.99	$23,030	$23,146	15.9x	2.4x	23.6x
McCormick & Company (MKC)	137.05	18,104	22,722	19.4x	4.1x	26.3x
Conagra Brands (CAG)	22.47	10,911	22,112	10.6x	2.0x	10.9x
The J. M. Smucker Company (SJM)	102.49	11,653	17,573	10.5x	2.2x	12.4x
Lamb Weston Holdings (LW)	70.01	10,256	12,509	13.7x	3.3x	21.8x
Ingredion Incorporated (INGR)	91.19	6,082	7,882	7.9x	1.3x	12.9x
Pilgrim's Pride (GSPPC)	19.90	4,955	6,952	7.5x	0.6x	12.3x
TreeHouse Foods (THS)	59.25	3,318	5,452	9.9x	1.0x	23.2x
Flowers Foods (FLO)	20.34	4,290	5,277	12.1x	1.3x	21.0x
The Hain Celestial Group (HAIN)	21.50	2,238	2,928	14.8x	1.3x	29.9x
J & J Snack Foods (JJSF)	151.69	2,852	2,716	15.7x	2.3x	29.8x
Sanderson Farms (SAFM)	122.14	2,712	2,697	12.6x	0.8x	NM
KRBL Limited (NSEI:KRBL)	5.23	1,231	1,217	8.8x	1.9x	15.4x
Dean Foods (DF)	2.88	263	1,157	7.1x	NM	NM
Halwani Bros. Co. (SASE:6001)	12.00	343	427	13.1x	1.8x	22.2x
	Mean	$6,816	$8,984	12.0x	1.9x	20.1x
	Median	4,290	5,452	12.1x	1.9x	21.8x
Amira Nature Foods Ltd. (ANFI)(1)	$1.12	$46	$71	4.5x	0.4x	7.6x
		Discount to Median peers		*(63%)*	*(81%)*	*(65%)*

Amira Assumptions (12 mos ending):	2019 = 3/31/2020
Net Debt	$26
Revenues	200
EBITDA	16
Net Income	6

Note: US Dollars in millions and share prices as of March 14, 2019.

(1) Amira figures are estimates, pro forma for 49.8% ownership of India subsidiary, therefore the Indian subsidiary is not consolidated.

APPENDIX

Amira's Product Portfolio

Broad product portfolio with more than 100 SKUs globally

Rice Products



AMIRA
GOOD LENGTH
DAILY FRESH

	Premium Basmati Rice	Value Basmati Rice	Other Specialty Rice
Brand/ Product Lines	• Pure Basmati Rice • Extra Long Grain Basmati Rice • Indian Basmati Rice • Brown Basmati Rice • Traditional Basmati Rice • Smoked Basmati Rice	• Daily Fresh Basmati Rice • Goodlength Day to Day Basmati Rice • Everyday Basmati Rice • Goodlength Broken Basmati Products • Parboiled Basmati Products • Banquet Rice	• Thai Jasmine Rice • Sharbati Aromatic Long Grain Rice • Kheer Rice • Khichdi Rice • Sona Masoori Rice
Product Features	• Consists of the finest grains of aromatic Basmati • Aged for as much as 12+ months • More than doubles in size when cooked • Rich taste and fragrant aroma	• Consist of different types of high-quality rice such as a mix of Basmati rice varieties or a mix of broken rice • Value alternative commonly used as an "everyday" Basmati and by restaurants or catering companies	• **Thai Jasmine:** sourced from Thailand; has a fragrant aroma and chewy texture • **Sharbati Aromatic Long Grain:** everyday rice; purchased by foodservice customers • **Kheer:** formulated for rice pudding • **Khichdi:** made for Indian and South Asian comfort food; used as infant and toddler food • **Sona Masoori:** aromatic and light grain white rice
AMIRA **Branded**	✓	✓	✓
Third Party Branded	✓	✓	✓

Institutional Offerings

Opportunistic sale of agricultural products to large international and regional trading firms



Wheat *Barley* *Legumes*
Maize *Sugar* *Soybean Meal*
Onions *Potatoes* *Millet*

Other Product Adjacencies



AMIRA

Edible oils *Organic Products*